Filed by Advanced Semiconductor Engineering, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Siliconware Precision Industries Co., Ltd.

(Commission File No.: 000 -30702)

April 13, 2018

Announcement by Advanced Semiconductor Engineering, Inc.

April 13, 2018 – Advanced Semiconductor Engineering, Inc. (TWSE code: 2311, NYSE code: ASX) (“ASE”) announced today the tentative timetable for the trading-related events in connection with the completion of the share exchange between ASE and Siliconware Precision Industries Co., Ltd. (“SPIL”), pursuant to which a holding company, ASE Industrial Holding Co., Ltd. (“HoldCo”), will be formed (the “Share Exchange”). Upon the completion of the Share Exchange, ASE and SPIL will become wholly owned subsidiaries of HoldCo. The tentative trading timetable is set forth below:

Final trading day for ASE common shares on the Taiwan Stock Exchange (the “TWSE”)	April 17, 2018 (Taiwan time)
Final trading day for ASE ADSs on the New York Stock Exchange (the “NYSE”)	April 17, 2018 (New York time)
First trading day for HoldCo ADSs on the NYSE on a “When Issued” basis under ticker symbol “ASX WI”	April 18, 2018 (New York time)
Effective date of the Share Exchange	April 30, 2018 (Taiwan time)
First trading day for HoldCo common shares on the TWSE	April 30, 2018 (Taiwan time)
First trading day for HoldCo ADSs on the NYSE on a “Regular Way” basis under ticker symbol “ASX”	May 1, 2018 (New York time)
Settlement date for “When Issued” trades	May 3, 2018 (New York time)

Safe Harbor Notice:

This announcement contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this statement. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the uncertainties as to whether we can complete the share exchange contemplated by a joint share exchange agreement between Siliconware Precision Industries Co., Ltd. and us; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2017 Annual Report on Form 20-F filed on March 28, 2018.